SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date:  December 6 ,2001             Mr. Gerry A. Racicot
                                    President

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                          [LOGO] Eiger technology inc.

                          Eiger to Take K-Tronik Public

TORONTO, Dec. 6 /CNW/ - Eiger Technology (TSE: AXA, OTCBB: ETIFF), one of Canada's leading high tech companies announced today it has signed an agreement to take its subsidiary, K-Tronik International Corp. public in the first quarter of 2002 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. Eiger Technology owns 53% of K-Tronik through its US Subsidiary ETIFF Holdings Inc.

K-Tronik is a leading manufacturer of electronic lighting ballasts whose sales have increased 80% annually over the past two years. This rapid growth is due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 must be energy efficient electronic ballasts, as opposed to less efficient electromagnetic ballasts. Currently, electronic ballasts represent 35% of the annual US $1 Billion North American ballast market. The strong brand recognition and market share built by K-Tronik over the past three years has also contributed significantly to its growth and has positioned it for sales momentum in the future. The public listing of K-Tronik will potentially enable Eiger to maximize its investment through the sale of its K-Tronik shares to the public. As K-Tronik realizes its value in the marketplace, the sale of shares could raise additional working capital for Eiger, without further dilution to Shareholders.

K-Tronik's strategy moving forward is to increase market share through acquiring ESCO'S (General Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency lighting ballasts) and various other component manufacturers that supply the Electronic Ballast Industry. Integrating both the manufacturing and distribution of ballasts will increase gross margin substantially and will create operating efficiencies overall.

Eiger is to receive 7,571,428 shares of LMC for its 53% stake in K-Tronik. Eiger will also receive 7,071,000 shares at an average price of US $0.58 per share in part because of its agreement to convert debt owed to it by K-Tronik totaling US $4,071,000. The total consideration that Eiger is to receive in the transaction is 14,642,428 shares, which represents 64% of the shares of LMC. Mr. Robert Kim, President and founder of K-Tronik will receive a total of 6,714,286 shares of K-Tronik for his 47% stake in the company.

LMC has also entered into an agreement to purchase Dae Gyung Corp from Mr. T.W. Chung by issuing 5,714,285 shares to Mr. T.W.Chung, President of Dae Gyung. Dae Gyung, a Korean Corporation that manufactures transformers for the Consumer Electronics and Telecommunication Industry is a key component supplier to K-Tronik. The total issued and outstanding shares upon closing of the K-Tronik reverse acquisition and the purchase of Dae Gyung Corp. will be 28,570,999, of which Eiger owns 51.25%.

330 Bay Street, Suite 602, Toronto, ON M5H 2S8 Phone: (416) 216-8659
Fax (416) 216-1164
--------------------------------------------------------------------------------

The combined sales of K-Tronik at closing will be approximately CDN $16,748,000 annually based on current sales volume. The decision to take K-Tronik public was based on maximizing Eiger's return on shareholder equity that is currently not reflected in Eiger's share price and K-Tronik's rapid annualized growth. Utilizing a conservative price to sales ratio of two times, based on historical numbers, K-Tronik as a stand-alone company should trade at CDN $1.17 per share, excluding future revenue from new contracts or from acquisitions. Therefore, Eiger will receive a minimum of CDN $0.48 per share, increasing shareholder value accordingly.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.